Filed Pursuant to Rule 433 Registration Statement Nos. 333-159791, 333-159791-01 Free Writing Prospectus Dated March 1, 2011 Relating to Prospectus Dated February 25, 2011

FOR IMMEDIATE RELEASE	CONTACTS: Martin S. Hughes
Redwood Trust, Inc.	President & Chief Executive Officer
March 1, 2011	(415) 389-7373

Mike McMahon
Managing Director
(415) 384-3805

REDWOOD TRUST ANNOUNCES CLOSING OF PRIME RESIDENTIAL MORTGAGE SECURITIZATION

MILL VALLEY, CA – March 1, 2011 – Redwood Trust, Inc. (NYSE:RWT) today announced the closing of a $290 million prime jumbo residential mortgage loan securitization sponsored by its wholly-owned subsidiary, RWT Holdings, Inc.  The securities that were publicly offered in the securitization were sold to institutional investors by the underwriters of the offering, who were Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, and Jefferies & Company, Inc., with Credit Suisse Securities (USA) LLC acting as the lead managing underwriter. The most senior securities issued in the securitization, representing 92.5% of the principal amount of the securitization, were rated “AAA” at the time of issuance by Fitch, Inc.

“This transaction marks another step toward re-opening the private mortgage securitization market and supports the Treasury Department’s recent finance reform proposal that calls for the private market to become the primary source of mortgage credit for the U.S. housing market.  This transaction also supports our belief that triple-A investors will provide attractive financing for prime residential mortgages provided their demands for enhanced disclosure transparency, alignment of interests, high quality collateral, and structural protections are responded to with improvements in these areas,” said Martin S. Hughes, Redwood’s President and CEO. Mr. Hughes further stated, “We look forward to the potential roll-back at the end of September 2011 of the temporary increase in the conforming loan limits applicable to Fannie Mae and Freddie Mac, which would increase the share of the mortgage market for the private sector and reduce future risk to taxpayers.”

“This residential mortgage securitization demonstrates that the private sector can finance residential mortgage loans without government backing at levels that are attractive to borrowers and investors.  More specifically, the economics of this transaction support private-sector financing of prime mortgages with rates that are within 0.5% of the rates on mortgages financed through Fannie Mae or Freddie Mac,” said Brett D. Nicholas, Redwood’s Chief Operating Officer. Mr. Nicholas added, “The pricing of this securitization transaction suggests that fears of residential mortgage rates rising by 100 to 150 basis points unless there is government backing through Fannie Mae or Freddie Mac appear to be unfounded.”

About Redwood Trust, Inc. and RWT Holdings, Inc.
Redwood Trust, Inc. (NYSE:RWT) is a publicly traded company structured as a real estate investment trust.  RWT Holdings, Inc., a wholly-owned subsidiary of Redwood Trust, Inc., is the sponsor of the securitization described above and has been a sponsor of securitization transactions since 2002.

Other Information

The offering is being conducted as a public offering registered under the Securities Act of 1933 and the regulations promulgated thereunder by the Securities and Exchange Commission, or SEC.  Further information regarding the offering is contained in the prospectus referred to below.

Filed Pursuant to Rule 433
 Registration Statement Nos. 333-159791, 333-159791-01
 Free Writing Prospectus Dated March 1, 2011
 Relating to Prospectus Dated February 25, 2011

The offering is being made by means of a prospectus. This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SEQUOIA RESIDENTIAL FUNDING, INC., THE DEPOSITOR WITH RESPECT TO SEQUOIA MORTGAGE TRUST 2011-1, HAS FILED A REGISTRATION STATEMENT (INCLUDING A BASE PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE BASE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE DEPOSITOR HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE DEPOSITOR AND THE OFFERING. YOU MAY GET THESE DOCUMENTS AT NO CHARGE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE DEPOSITOR, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE BASE PROSPECTUS AND OTHER DOCUMENTS THE DEPOSITOR HAS FILED WITH THE SEC AT NO CHARGE IF YOU REQUEST THEM BY CALLING THE INVESTOR RELATIONS DEPARTMENT AT 1-800-221-1037.

The registration statement to which the offering relates is Commission File Numbers 333-159791 and 333-159791-01.

CAUTIONARY STATEMENT: This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements related to the future of the private mortgage securitization market, the future role of Redwood Trust and its subsidiaries in that market, the future level of the conforming loan limits applicable to Fannie Mae and Freddie Mac, and the future interest rates that may apply to residential mortgages if government support of the residential mortgage finance market is decreased or withdrawn. Forward-looking statements involve numerous risks and uncertainties.  Actual events may differ from current expectations and, consequently, you should not rely on these forward-looking statements as predictions of future events.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.